UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of November, 2010
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT
1.	A company announcement made on November 16, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)
Date: November 17, 2010	By:	/S/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

For Immediate Release
Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: November 16, 2010 URL: http://www.komatsu.com/
Komatsu Announces Restructuring of the Industrial Machinery Business: Merger of Two Wholly Owned Subsidiaries and Simplified Absorption-Type Merger of Wholly Owned Subsidiary
Komatsu Ltd. (hereinafter “Komatsu”) (President and CEO: Kunio Noji) announces today that the Board of Directors, at the Board meeting held on November 16, 2010, approved the merger of Komatsu NTC Ltd. (hereinafter “Komatsu NTC”) and Komatsu Machinery Corporation (hereinafter “Komatsu Machinery”) effective April 1, 2011 in the manner described below. The Board of Directors also made a resolution concerning the merger of Komatsu Engineering Corp. (hereinafter “Komatsu Engineering”), a wholly owned subsidiary of Komatsu, with Komatsu in the form of simplified absorption-type merger to be effective April 1, 2011. komatsu Engineering also belongs to the Industrial Machinery and Others segment.
The automobile manufacturing industry, a major client industry of Komatsu’s Industrial Machinery and Others segment, curtailed capital investment considerably as affected by the global financial crisis in the autumn two years ago. Recently, however, as automobile production volume has been growing, especially in China, India and Brazil, automakers’ capital investment has upturned for recovery. In addition, the solar cell manufacturing industry has been stepping up capital investment in China and other Asian countries. Accordingly, we at the Komatsu Group expect that demand for industrial machinery should continue to grow in our Strategic Markets, such as China, Asia and Latin America.
Under such a business environment, following the restructuring of the press business in April 2010, Komatsu is going to restructure the industrial machinery business in order to ensure its sustainable growth as a core business of the Komatsu Group. Specifically, Komatsu NTC and Komatsu Machinery, both engaging in the machine tools business, are going to merge, and Komatsu is going to absorb Komatsu Engineering. With respect to the merger of Komatsu and Komatsu Engineering, Komatsu will be better positioned to incorporate this subsidiary’s technologies and expertise and apply them to not only industrial machinery but also construction equipment, thereby strengthening Komatsu Group’s manufacturing edges. Through this restructuring, Komatsu is going to facilitate a selective focus of its businesses for higher-efficiency management.

As these mergers are going to take place between two wholly owned subsidiaries of Komatsu and Komatsu and a wholly owned subsidiary in the form of simplified absorption, certain matters and descriptions are omitted from the disclosure below.
Description
I. Merger between Komatsu NTC and Komatsu Machinery
1. Purpose of the Merger
The major line of business of both Komatsu NTC and Komatsu Machinery lies in machine tools for the automobile manufacturing industry and semiconductor manufacturing equipment. Because of this high level of commonality, the two have shared technologies and infrastructure, generating synergy. Through the merger, the two will be better positioned to converge their technologies and expertise and strengthen sales and service operations in Strategic Markets. The merger will enable them to expand business by offering a wider product mix and promptly developing, producing and providing innovative products designed to meet their customers’ next-generation technological requirements.
2. Summary of the Merger
1) Schedule:

November 15, 2010:	The merger agreement decided upon by the Boards of Directors of Komatsu NTC and Komatsu Machinery
November 16, 2010:	The merger agreement decided upon by the Board of Directors of Komatsu Ltd.
November 16, 2010:	The merger agreement signed
April 1, 2011 (planned):	Merger date (effective date)
Note: Pursuant to Article 319, Paragraph 1 of the Corporate Act of Japan, Komatsu NTC and Komatsu Machinery are planning to hold the respective general shareholders’ meetings sometime in February or March 2011, in which the merger agreement of will be presented for approval.
2) Merger method and corporate name after merger
Komatsu NTC will become the surviving company, and Komatsu Machinery will be dissolved upon completion of the merger. The corporate name after the merger will be Komatsu NTC Ltd. as planned. No shares or cash shall be issued or paid to Komatsu as the sole shareholder of Komatsu Machinery in this merger, as it involves wholly owned subsidiaries of Komatsu. Directors and other officers of Komatsu NTC will be decided later.

3. Outline of Parties Involved in the Merger (At November 16, 2010)

	Surviving company		Extinct company
Corporate name	Komatsu NTC Ltd.		Komatsu Machinery Corporation
Head office address	26-2, Minami-Ohi 6-chome, Shinagawa-ku, Tokyo, Japan		23, Tsu, Futsu-machi, Komatsu-shi, Ishikawa, Japan
Representative	Hiroyuki Horii, President		Hitoshi Sasaki, President
Line of business	Design, manufacture, sale and service of transfer machines, grinding machines, machining centers, laser cutting machines, and semiconductor manufacturing equipment		Manufacture, sale and service of machine tools and semiconductor material processing equipment
Established	July 1, 1945		May 13, 1994
Capitalized	JPY 6,014 million		JPY 600 million
Fiscal year-end	March 31		March 31
Major shareholder and equity holding ratio	Komatsu Ltd.	100%	Komatsu Ltd.	100%
4. Effects on Business Results
Komatsu believes that effects of this merger on its consolidated business results will be minimal, as the merger involves its wholly owned subsidiaries.
II. Absorption-type Merger between Komatsu as Surviving Company and Komatsu Engineering
1. Purpose of the Merger
Komatsu Engineering has accumulated a wealth of technologies and know-how as a member of the Komatsu Group over the years, and has provided solutions and support business in a wide range of corporate activities from development to maintenance. The company’s major business domains include 1) systems engineering for production, designed to reduce costs and improve efficiency of production process, 2) mechatronics and service, designed to offer an extensive range of high value-added services for semiconductor manufacturing equipment and measurement, and 3) ordered design manufacturing, which calls for consigned development and manufacture of construction equipment and industrial machinery. In the areas of welding robots and testing and measuring instruments, Komatsu Engineering has supported the Komatsu Group and suppliers to improve their manufacturing process.
Through the absorption-type merger, Komatsu will be better positioned to incorporate Komatsu Engineering’s accumulated technologies into its manufacturing engineering, development and design operations, thereby further enhancing its manufacturing advantages. With respect to the current business activities of Komatsu Engineering, Komatsu is planning to step up selective focus efforts.

2. Summary of the Merger
1) Schedule:

November 16, 2010:	The merger agreement decided upon by the Boards of Directors of Komatsu and Komatsu Engineering
November 16, 2010:	The merger agreement signed
April 1, 2011 (planned):	Merger date (effective date)
Note: Pursuant to Article 796, Paragraph 3 of the Corporate Act of Japan, Komatsu is going to execute this merger without obtaining the approval of a general shareholders’ meeting of Komatsu as stipulated in Article 795, Paragraph 1 of the Corporate Act. Similarly, pursuant to Article 784, Paragraph 1 of the Corporate Act of Japan, Komatsu Engineering is going to execute this merger without obtaining the approval of a general shareholders’ meeting of the company as stipulated in Article 783, Paragraph 1 of the Corporate Act.
2) Merger method
Komatsu will become the surviving company, and Komatsu Engineering will be dissolved upon completion of the merger.
3) Substance of merger-related allotment of shares
As Komatsu owns all shares of Komatsu Engineering, no new shares will be issued, no increase will be made in capital, or no cash will be paid to Komatsu as the sole shareholder of Komatsu Engineering in this merger.
4) Treatment of stock acquisition rights and bonds with stock acquisition rights in relation to this merger
There is nothing applicable.
3. Outline of Parties Involved in the Merger (At November 16, 2010)

	Surviving company	Extinct company
Corporate name	Komatsu Ltd.	Komatsu Engineering Corp.
Head office address	3-6, Akasaka 2-chome, Minato-ku Tokyo, Japan	406, Imae-cho 9-chome, Komatsu-shi, Ishikawa, Japan
Representative	Kunio Noji, President & CEO	Toshihisa Naruse, President
Line of business	R&D, manufacture, sale and service of construction, mining and utility equipment as well as industrial machinery	Development, manufacture, sale and service of welding robots (for medium and thick plates) and testing and measuring instruments as well as ordered design manufacturing of construction equipment and industrial machinery
Established	May 13, 1921	October 15, 1976
Capitalized	JPY 70,120 million	JPY 140 million
Shares issued and outstanding	998,744,060	280,000
Fiscal year-end	March 31	March 31

	Surviving company			Extinct company
Major shareholders and equity holding ratios (as of March 31, 2010)	Japan Trustee Services Bank, Ltd. (Trust Account) Taiyo Life Insurance Company	5.19 4.20	% %	Komatsu Ltd.	100%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	3.95%
	Nippon Life Insurance Company	3.33%
	JPMorgan Chase Bank 380055	2.33%
Financial conditions and business performance for the fiscal year ended March 31, 2010
Total assets	JPY 1,959,055 million (consolidated)			JPY 5,987 million (nonconsolidated)
Total equity	JPY 876,799 million (consolidated)			JPY 2,929 million (nonconsolidated)
Shareholders’ equity per share	JPY 861.51 (consolidated)			JPY 10,461.15 (nonconsolidated)
Net sales	JPY 1,431,564 million (consolidated)			JPY 8,857million (nonconsolidated)
Operating income	JPY 67,035 million (consolidated)			JPY 279 million (nonconsolidated)
Income before income taxes	JPY 64,979 million (consolidated)			JPY 214 million (nonconsolidated)
Net income	JPY 33,559 million* (consolidated)			JPY 118 million (nonconsolidated)
Net income per share	JPY 34.67* (consolidated)			JPY 424.52 (nonconsolidated)
*Upon adoption of ASC 810, “Net income” is equivalent to “Net income attributable to Komatsu Ltd.”
4. Status of the Listed Company after the Absorption-Type Merger

1) Corporate name:	Komatsu Ltd.
2) Line of business:	Research and development, production, sale and service of construction, mining and utility equipment as well as industrial machinery
3) Head office address:	3-6, Akasaka 2-chome, Minato-ku, Tokyo, Japan
4) Representative:	Kunio Noji, President and Chief Executive Officer
5) Capital:	JPY 70,120 million
6) Total assets:	JPY 1,959,055 million (consolidated)
7) Fiscal year-end:	March 31
5. Effects on Business Results
Komatsu believes that effects of this merger on its consolidated business results will be minimal, as the merger involves its wholly owned subsidiary.
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